Accelerated Acquisition XVII, INC.
951 Mariners Island Blvd. Suite 300
San Mateo, CA 94404
January 21, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Cascio

Accelerated Acquisitions XIX, Inc.
Form 10-K Amendment No. 1 for the Fiscal Year Ended March 31, 2014
Filed Janaury 5, 2015
Amendment No. 2 to Form 10-Q for the Quarterly Period Ended
June 30, 2014 Filed Janaury 5, 2015
File No. 000-54611

Ladies and Gentlemen:

On behalf of the Company, we are responding to verbal comments from the Staff on January 21, 2015 to Mr. Timothy Neher, the Company’s President and CEO, with respect to the Company’s filing of its Amendment No. 1 on Form 10-K for the Fiscal Year Ended March 31, 2014 filed January 5, 2015 and Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2014 filed Janaury 5, 2015.

Form 10-K for the Fiscal Year Ended March 31, 2014

The Company has corrected the erroneous dates as per verbal comments from the SEC staff.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2014

The Company has corrected the erroneous dates as per verbal comments from the SEC staff.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 Timothy Neher

ACCELERATED ACQUISITION XVII, INC.

By: /s/ Timothy Neher
Timothy Neher